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                               (U.S. Filter Logo)
                               40-004 COOK STREET
                         PALM DESERT, CALIFORNIA 92211

                                                                  March 26, 1999

Dear Stockholder:

     I am pleased to inform you that on March 22, 1999, United States Filter Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vivendi, a societe anonyme organized under the laws of France ("Vivendi") and Eau Acquisition Corp., a Delaware corporation and an indirect subsidiary of Vivendi which was formed in connection with the Merger Agreement (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock (the "Common Stock"), including the associated preferred share purchase rights issued pursuant to a rights agreement dated November 27, 1998 (the "Rights" and, together with the Common Stock, the "Shares"), for $31.50 per Share in cash, without interest, subject to the terms and conditions in the Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all Shares not purchased in the Offer (other than Shares held by the Purchaser and its affiliates, by dissenting stockholders or by the Company) will be converted into the right to receive $31.50 per Share in cash in the Merger.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinions of Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., the Company's financial advisors, that, as of the date of such opinions, the consideration to be paid to the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders.

     Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated March 26, 1999, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read Schedule 14D-9 and the enclosed materials carefully.

                                          Sincerely,
                                          /s/ Richard J. Heckmann

                                          Richard J. Heckmann
                                          Chairman and Chief Executive Officer